UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE NASDAQ OMX GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

2.50% CONVERTIBLE SENIOR NOTES DUE 2013

(Title of Class of Securities)

631103AB4 and 631103AA6

(CUSIP Number of Class of Securities)

Edward S. Knight, Esq.

Executive Vice President and General Counsel

The NASDAQ OMX Group, Inc.

One Liberty Plaza

New York, New York 10006

(212) 401-8700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

James J. Clark, Esq. Ann Makich, Esq.	Robert Evans III, Esq.
Cahill Gordon & Reindel LLP	Shearman & Sterling LLP
80 Pine Street	599 Lexington Avenue
New York, New York 10005	New York, New York 10022
(212) 701-3000 (Phone)	(212) 848-4000 (Phone)
(212) 269-5420 (Fax)	(212) 848-7179 (Fax)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$438,350,475	$50,892

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $427,659,000 aggregate principal amount of the issuer’s 2.50% Convertible Senior Notes due 2013 at the tender offer price of $1,025 per $1,000 principal amount of such Convertible Notes outstanding as of September 20, 2011.
(2)	The amount of the filing fee was calculated at a rate of $116.10 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by The NASDAQ OMX Group, Inc., a Delaware corporation (the “Company”), and relates to the offer (the “Offer”) by the Company to purchase any and all of its issued and outstanding 2.50% Convertible Senior Notes due 2013 (the “Convertible Notes”) for cash, at a purchase price equal to $1,025 per $1,000 principal amount of Convertible Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 20, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). The Company will also pay to each Holder who validly tenders the Convertible Notes pursuant to the Offer all accrued and unpaid interest up to but excluding the date on which the Convertible Notes are purchased. The Company’s obligation to accept for payment, and to pay for, any Convertible Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to satisfaction or waiver of all the conditions described in the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1 through 13, except those items to which information is specifically provided herein. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The issuer of the securities subject to the Offer is The NASDAQ OMX Group, Inc., a Delaware corporation, with its principal executive offices located at One Liberty Plaza, New York, New York 10006; telephone number (212) 401-8700.

(b) Securities. The subject class of securities is the Company’s 2.50% Convertible Senior Notes due 2013. As of September 20, 2011, there was $427,659,000 aggregate principal amount of Convertible Notes outstanding.

(c) Trading Market and Price. The Convertible Notes are not listed on any national securities exchange. There is no established trading market for trading in the Convertible Notes. The common stock of the Company, which may be issued upon conversion of the Convertible Notes, trades on The NASDAQ Stock Market under the symbol “NDAQ.” The information set forth under “Market Information About the Convertible Notes” in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and Address. This is an issuer tender offer made by the filing person and subject company, The NASDAQ OMX Group, Inc., a Delaware corporation, with its principal executive offices located at One Liberty Plaza, New York, New York 10006; telephone number (212) 401-8700.

The following table sets forth the names of each of the executive officers, directors and controlling persons of the Company. The business address and telephone number of each person set forth below is c/o The NASDAQ OMX Group, Inc., One Liberty Plaza, New York, New York 10006; telephone number (212) 401-8700.

Name	Position
Urban Bäckström	Director and Non-Executive Deputy Chairman of the Board of The NASDAQ OMX Group, Inc.
H. Furlong Baldwin	Director and Non-Executive Chairman of the Board of The NASDAQ OMX Group, Inc.
Michael Casey	Director
Börje Ekholm	Director
Lon Gorman	Director
Robert Greifeld	Chief Executive Officer and President of The NASDAQ OMX Group, Inc. and Director.

Name	Position
Glenn H. Hutchins	Director
Birgitta Kantola	Director
Essa Kazim	Director
John D. Markese	Director
Hans Munk Nielsen	Director
Thomas F. O’Neill	Director
James S. Riepe	Director
Michael R. Splinter	Director
Lars Wedenborn	Director
Deborah L. Wince-Smith	Director
Bruce E. Aust	Executive Vice President, Global Corporate Client Group
Anna M. Ewing	Executive Vice President, Global Technology and Market Technology and Chief Information Officer
Ronald Hassen	Senior Vice President, Controller and Principal Accounting Officer
John L. Jacobs	Executive Vice President, Global Index Group and Global Marketing Group and Chief Marketing Officer
Hans-Ole Jochumsen	Executive Vice President, Transaction Services Nordic and Global Data Products
Edward S. Knight	Executive Vice President, General Counsel and Chief Regulatory Officer
Eric W. Noll	Executive Vice President of Transaction Services U.S. and U.K.
Lee Shavel	Chief Financial Officer and Executive Vice President, Corporate Strategy

Item 4. Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Impact of the Offer on Rights of the Holders of the Convertible Notes” is incorporated herein by reference.

(ii)-(iii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “The Offer—Introduction,” “The Offer—Consideration; Accrued Interest” and “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(iv) Not applicable.

(v) The information set forth in the Offer to Purchase in the section entitled “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.

(vi)-(vii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Procedures for Tendering and Withdrawing Convertible Notes” is incorporated herein by reference.

(viii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet”, “Procedures for Tendering and Withdrawing Convertible Notes—Withdrawal of Tenders; Absence of

Appraisal Rights,” “Acceptance for Payment and Payment” and “Conditions to the Offer” is incorporated herein by reference.

(ix) Not applicable.

(x) The information set forth in the Offer to Purchase in the section entitled “Impact of the Offer on Rights of the Holders of the Convertible Notes” and “Additional Considerations Concerning the Offer” is incorporated herein by reference.

(xi) Based on financial statements at June 30, 2011 and assuming the Offer is completed and all outstanding Convertible Notes are repurchased, we would expect (A) to repurchase approximately $428 million principal amount of the Convertible Notes, which have a book value, net of debt discount, of $395 million for $444 million, including accrued interest and anticipated fees and expenses, (B) to allocate none of the total consideration to the reacquisition of the equity component of the Convertible Notes and write off $3 million of unamortized deferred financing costs and $33 million discount on the debt, and (C) to record a $48 million pre-tax loss in connection with the repurchases.

(xii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2) Mergers or Similar Transactions.

(i)-(vii) Not applicable.

(b) Purchases. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference. To the Company’s knowledge based on reasonable inquiry, no Convertible Notes are owned by any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreements relating to the Convertible Notes:

(1) Indenture, dated as of February 26, 2008, between The Nasdaq Stock Market, Inc. (now known as The NASDAQ OMX Group, Inc.) and The Bank of New York, as Trustee – incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed March 3, 2008 (File No. 000-32651).

(2) Registration Rights Agreement, dated as of February 26, 2008, between The Nasdaq Stock Market, Inc. (now known as The NASDAQ OMX Group, Inc.), J.P. Morgan Securities Inc. and Banc of America Securities LLC – incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed March 3, 2008 (File No. 000-32651).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction” is incorporated herein by reference.

(c) Plans. Other than as set forth in the Offer to Purchase or in the Company’s filings with the Securities and Exchange Commission, the Company does not, and, to the Company’s knowledge, any person controlling the Company or, to the Company’s knowledge, any of their respective directors, managers or executive officers do not, currently have any plans or proposals that relate to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (iv) any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board of Directors or to change any material term of the employment contract of any executive officer; (v) any other material change in the Company’s corporate structure or business; (vi) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association; (vii) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (viii) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or (x) any change in the Company’s Certificate of Incorporation, By-Laws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet“ and “The Offer—Source and Amount of Funds“ is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase in the sections entitled “Conditions to the Offer”, “Summary Term Sheet” and “The Offer—Source and Amount of Funds” are incorporated herein by reference.

(c) Borrowed Funds. The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet“ and “The Offer—Source and Amount of Funds“ is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous—Securities Ownership” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous—Recent Securities Transactions” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase in the sections entitled “Dealer Managers, Information Agent and Depositary” and “Solicitation and Expenses” is incorporated herein by reference. None of the Company, its management or board of directors (or committee thereof), the Dealer Managers, the information agent or the depositary is making any recommendation as to whether holders of the Convertible Notes should tender such Convertible Notes in the Offer.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Other Material Information. None.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated September 20, 2011.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Form of Letter to Brokers, Securities Dealers, Commercial Banks, Trust Companies and Other Nominees that are Holders of Convertible Notes.

(a)(1)(iv)	Form of Letter to Clients who are Beneficial Owners of Convertible Notes.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated September 20, 2011.

(b)	Credit Agreement, dated as of September 19, 2011 among The NASDAQ OMX Group, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities, Inc., Nordea Bank AB (publ.), Merchant Banking, Skandinaviska Enskilda Banken AB (publ.) UBS Securities LLC and Wells Fargo Securities, LLC.

(c)	Not applicable.

(d)(1)(A)	Indenture, dated as of February 26, 2008, between The Nasdaq Stock Market, Inc. (now known as The NASDAQ OMX Group, Inc.) and The Bank of New York, as Trustee – incorporated herein by reference to Exhibit 4.1 to the Current Report filed on Form 8-K filed March 3, 2008 (File No. 000-32651)

(d)(1)(B)	Registration Rights Agreement, dated as of February 26, 2008, between The Nasdaq Stock Market, Inc. (now known as The NASDAQ OMX Group, Inc.), J.P. Morgan Securities Inc. and Banc of America Securities LLC – incorporated herein by reference to Exhibit 4.3 to the Current Report filed on Form 8-K filed March 3, 2008 (File No. 000-32651)

(e)	Not applicable.

(f)	Not applicable.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2011

THE NASDAQ OMX GROUP, INC.

By:	/s/ EDWARD S. KNIGHT
Edward S. Knight Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated September 20, 2011.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Form of Letter to Brokers, Securities Dealers, Commercial Banks, Trust Companies and Other Nominees that are Holders of Convertible Notes.

(a)(1)(iv)	Form of Letter to Clients who are Beneficial Owners of Convertible Notes.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated September 20, 2011.

(b)	Credit Agreement, dated as of September 19, 2011 among The NASDAQ OMX Group, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities, Inc., Nordea Bank AB (publ.), Merchant Banking, Skandinaviska Enskilda Banken AB (publ.) UBS Securities LLC and Wells Fargo Securities, LLC.

(c)	Not applicable.

(d)(1)(A)	Indenture, dated as of February 26, 2008, between The Nasdaq Stock Market, Inc. (now known as The NASDAQ OMX Group, Inc.) and The Bank of New York, as Trustee – incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed March 3, 2008 (File No. 000-32651)

(d)(1)(B)	Registration Rights Agreement, dated as of February 26, 2008, between The Nasdaq Stock Market, Inc. (now known as The NASDAQ OMX Group, Inc.), J.P. Morgan Securities Inc. and Banc of America Securities LLC – incorporated herein by reference to Exhibit 4.3 to the Current Report on Form 8-K filed March 3, 2008 (File No. 000-32651)

(e)	Not applicable.

(f)	Not applicable.

(g)	None.

(h)	None.